Exhibit 12.1
ANAPTYSBIO, INC.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,			Nine Months Ended September 30, 2017
	2014	2015	2016
Fixed charges:
Interest expense	$1,281	$460	$458	$1,319
Estimated portion of rental expense which represents interest factor	30	34	44	33
Total fixed charges	$1,311	$494	$502	$1,352
Earnings before fixed charges:
Net loss	$(5,405)	$3,532	$(5,545)	$(23,209)
Fixed charges	1,311	494	502	1,352
Total earnings available for fixed charges	$(4,094)	$4,026	$(5,043)	$(21,857)
Ratio of earnings to fixed charges	*	*	*	*
* Earnings were inadequate to cover fixed charges for all periods presented.